Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

Three months ended
March 31, 2006
Earnings:
Income from continuing operations before income taxes	$219.4
Minority interest in income of consolidated subsidiaries	7.1
Less: Equity earnings	(22.2)

Income from continuing operations before income taxes, minority interest in income of consolidated subsidiaries and equity earnings	204.3
Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees	164.8
Rental expense representative of interest factor	4.7

Total fixed charges	169.5

Distributed income of equity-method investees	22.8

Less:
Capitalized interest	(3.0)

Total earnings as adjusted	$393.6

Fixed charges	$169.5

Ratio of earnings to fixed charges	2.32